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                             March 9, 2023

       Yang Yu
       Chairman of the Board of Directors
       Wah Fu Education Group Ltd
       L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street
       Xicheng District, Beijing, China 100088

                                                        Re: Wah Fu Education
Group Ltd
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed August 1,
2022
                                                            File No. 1-38619

       Dear Yang Yu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Certain Information, page 1

   1.                                                   To the extent the
Division of Corporation Finance   s Sample Letter to China-Based
                                                        Companies, issued by
the Staff in December 2021, requests disclosure on the prospectus cover page or in the
prospectus summary, please provide such disclosure in a separate section at the
beginning of Item 3 of Form 20-F; in addition, please include a discussion of the transfer of cash
within the company in Item 5 of Form 20-F.
   2.                                                   Refrain from using
terms such as    we    or    our    when describing activities or functions of
                                                        a VIE. For example,
disclose, if true, that your subsidiaries and/or the VIE conduct operations in China,
that the VIE is consolidated for accounting purposes but is not an entity in which you own
equity, and that the holding company does not conduct
                                                        operations. Disclose
clearly the entity (including the domicile) in which stockholders hold an interest.
 Yang Yu
FirstName  LastNameYang  Yu
Wah Fu Education  Group Ltd
Comapany
March      NameWah Fu Education Group Ltd
       9, 2023
March2 9, 2023 Page 2
Page
FirstName LastName
3. We note that your definition of China and the PRC appears to exclude Hong Kong, Macau and Taiwan. Please revise to include the definition of China at the beginning of Item 3, and to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Additionally, please clarify whether you have any locations, operations or directors/executive officers in Hong Kong; in this regard it is unclear what you mean when you say that Wah Fu Education Holding Limited has been "deregistered."
Item 3. Key Information, page 2

4. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
5. Please disclose prominently here that you are not a Chinese operating company but a
         British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity
(VIE) based in China
         and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China based companies where
         Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and its investors as a result of this structure.
6. Provide prominent disclosure here about the legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China. Your
         disclosure should make clear whether these risks could result in a material change in your
 Yang Yu
FirstName  LastNameYang  Yu
Wah Fu Education  Group Ltd
Comapany
March      NameWah Fu Education Group Ltd
       9, 2023
March3 9, 2023 Page 3
Page
FirstName LastName
         operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities, education and after-school tutoring
         (including the Alleviating Burden Opinion, which may have materially and adversely affected and may continue to affect your business, operations and financial condition) and data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please revise to specifically discuss and, to the extent possible, quantify the significant negative impacts such as the impacts on the company's revenues and any other material impacts on property and equipment, intangible assets, goodwill, etc. With respect to the Alleviating Burden Opinion, specifically, the significant negative impacts should be presented in such a manner as to allow investors to fully understand the negative impacts the Alleviating Burden Opinion had and will have on the company's business, operations and financial performance. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and
related
         regulations will affect your company.
7. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
          State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please also include this disclosure in
         Item 5. Operating and Financial Review and Prospects.
8. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent assets in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
         PRC government to transfer assets. Please provide cross-references to these other discussions. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
9. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your risk factors section, as well. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
10. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in
 Yang Yu
FirstName  LastNameYang  Yu
Wah Fu Education  Group Ltd
Comapany
March      NameWah Fu Education Group Ltd
       9, 2023
March4 9, 2023 Page 4
Page
FirstName LastName
         nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
11.      Please revise to provide here a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity and using dashed lines without arrows to denote relationships with the VIE. Describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise
         control that results in consolidation of the VIE   s operations and
financial results into your
         financial statements. Identify clearly the entity in which stockholders hold an interest and
         the entity(ies) in which the company   s operations are conducted.
12. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
13. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOE that is the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
14. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
 Yang Yu
FirstName  LastNameYang  Yu
Wah Fu Education  Group Ltd
Comapany
March      NameWah Fu Education Group Ltd
       9, 2023
March5 9, 2023 Page 5
Page
FirstName LastName
Risk Factors, page 4

15. Please revise to provide a summary of risk factors, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
16.      Please update the risk factor captioned    Recent joint statement by
the SEC and PCAOB..."
         to reflect the updates to the HFCAA and the associated time frame.
17. Please enhance your risk factors describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Also revise to clarify and specifically address how oversight by the CAC impacts or could impact your business and to what extent you believe you are compliant with the requirements of the CAC.
18.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 18. Financial Statements
Note 2- Summary of Significant Accounting Policies
Accounts receivable, net, page F-10

19. You state that accounts receivable aged more than 3 months and less than 12 months was
         $3,244 and that accounts receivable aging more than 12 months was $822 as of March 31,
 Yang Yu
Wah Fu Education Group Ltd
March 9, 2023
Page 6
         2022. Please explain to us how you determined that an allowance for doubtful accounts of
         $1,122,743 as of March 31, 2022 was appropriate when you appear to have minimal aged accounts receivable.
Revenue recognition, page F-12

20. You state that normally, the deferred revenue is recognized as revenue within 6 months.
         Yet only $836,662 was recognized in the year ended March 31, 2022 from a beginning balance of $4,141,555. Please explain to us why the deferred revenue recognized does not appear consistent with your normal recognition pattern.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



FirstName LastNameYang Yu                                   Sincerely,
Comapany NameWah Fu Education Group Ltd
                                                            Division of
Corporation Finance
March 9, 2023 Page 6                                        Office of Trade &
Services
FirstName LastName